February 21, 2013

Attn: Andrew D. Mew, Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          ALCO Stores, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2012
Filed April 13, 2012
Form 10-Q for the Quarterly Period Ended October 28, 2012
Filed December 7, 2012
File No. 000-20269

Dear Mr. Mew:

We are in receipt of your letter dated January 25, 2013 in which you have reviewed and commented on our financial statements and related disclosures.  The Company acknowledges (1) that it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and, (3) that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  The following is our response to or further clarifications in relation to your inquiries.  For your convenience we have repeated your original comments.

Form 10-K for the Fiscal Year Ended January 29, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Fiscal 2012 Compared to Fiscal 2011, page 9

1. We note the increase in same-store sales was partially offset by a decrease in comparable transactions. Please explain to us and revise your disclosure in future filings to clarify what you regard as a comparable transaction. Further, please indicate if the stores experienced reduced or increased customer traffic.

Response:

In the Company’s disclosure, a comparable transaction refers to a customer transaction in a same-store. The total sales for the store divided by the total number of customer transactions equals the average sales per ticket.  The Company, in all future filings, will replace the term comparable transaction with customer transaction and will provide an indication as to whether average customer transactions have increased or decreased during similar reporting periods .

2. Please revise future filings to provide Exhibit 12 showing your computation of the percentage growth in same-store sales and same-store adjusted gross margin dollar change. See Item 601 of Regulation S-K.

Response:

The Company, in all future filings, will provide Exhibit 12 showing the computation of the percentage growth in same-store sales and the same-store adjusted gross margin dollar change.

3. We see footnote (2) on page 10 explains non same-stores are those which have not reached their fourteenth month of operation. Please tell us how you define same-store sales including how relocated (i.e. a store that is closed and reopened nearby), remodeled and expanded stores are considered and where you have disclosed your definition of same-store sales. Further, please tell us the extent your definition has been modified, if so, in any way for the periods presented.

Response:

Same-store sales include the sales for all non-fuel center locations, including the Company’s E-Commerce site, which have been open for at least fourteen months.  The only stores that are considered non-same stores are new stores which have not been open for fourteen months and the Company’s two fuel centers.  Although the Company has not completed any store relocations, remodels or store expansions in the last 3 years, the sales related to such activity would be included as same store sales, should they occur.  The Company has not changed the definition of same-store sales during the periods presented in the above referenced filing.  The Company, in all future filings, will provide the definition of same store sales as described above.

Reconciliation and Explanation of Non-U.S. GAAP Financial Measures, page 11

4. We note your presentation of Adjusted EBITDA as a non-U.S. GAAP performance measure and the reconciliation to Net earnings (loss) from continuing operations on page 11. We believe that if EBITDA is presented as a performance measure, it should be reconciled to net income as presented in the statement of operations under GAAP. Please explain or revise. Refer to Question 103.02 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

Response:

The Company, in all future filings, will reconcile EBITDA to net income as presented in the statement of operations under GAAP.

5. You state on page 9 that Adjusted EBITDA does not include certain items because they are non-recurring and/or not relevant to analysis of ongoing business operations. In this regard, we note you have included items that occur in most every period presented such as severance and preopening store costs. Please explain how your presentation complies with Item 10(e) of Regulation S-K or show us how your presentation will look revised in future filings. Refer to Question 102.03 of our Compliance and Disclosure Interpretations on Non-GAAP financial measures on our website.

Response:

The Company notes Item 10(e)(ii)(B) of Regulation S-K which states that an issuer “may not adjust a non-GAAP performance measure to eliminate or smooth items identified as nonrecurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years.” The Company uses best efforts to meet the requirements of all securities regulations, including Item 10 to Regulation S-K set forth above.

Due to unforeseen changes in Company management and staff, the Company recognized certain significant executive and staff severance expenses during fiscal 2011. The Company determined that such expenses were nonrecurring because the Company did not foresee, and did not determine likely, such continued management and staff changes. Upon review in consideration of the Staff’s comment, management believes that more recent severance arrangements should not be considered to be non-recurring. Therefore, in all future filings, the Company will not include such severance costs as an add-back in the calculation of Adjusted EBITDA.

Next, the Company deemed preopening store costs as nonrecurring because the amount, and total cost of, preopening store expenses fluctuates each year and in some years may be much more than previous or future years. After reviewing the Staff’s comments, Company management has determined that preopening store costs will no longer be considered to be non-recurring. The Company, in all future filings, will not include preopening store costs as an add-back in the calculation of Adjusted EBITDA.

Item 8. Financial Statements and Supplementary Data

Statements of Cash Flows, page 18

6. We note your presentation of borrowings under your five-year revolving credit agreement as non-current liabilities. Please explain and disclose the basis for your presentation of net borrowings (paydowns) under the revolving loan credit agreement within the statements of cash flows, and how it complies with ASC 230-10-45-7 through ASC 230-10-45-9. Please also tell us the gross borrowings and repayments associated with this facility during the fiscal years ended January 29, 2012 and January 30, 2011.

Response:

The Company is aware of the guidance in ASC 230-10-45-7 through ASC 230-10-45-9; however, because the Company’s banking arrangements provide for daily borrowings and repayments on the revolving loan, the Company believes that the presentation of a net borrowings (repayments) amount in the statement of cash flows provides the reader of these financial statements a clearer understanding of the Company’s financing cash flows.  Advances on the Company’s revolving loan are used primarily to fund payments for inventory purchases from vendors; these advances are paid-down daily with store collections.  Borrowings on the revolving loan may be repaid and re-borrowed over the term of the arrangement, and in the Company’s case, such borrowings, repayments and re-borrowings do occur on a daily basis.  As requested, the following represents the gross amounts associated with the daily borrowing and repayment activity for the respective reporting periods:

Fiscal Year 2011 ended January 30, 2011
Borrowings                                             $227,281,772
Repayments                                           ($217,158,461)
Borrowings, net                                      $  10,123,311

Fiscal Year 2012 ended January 29, 2012
Borrowings                                             $220,735,261
Repayments                                           ($213,954,977)
Borrowings, net                                      $    6,780,284

Based on the above, the company believes that its presentation of net activity on its revolving loan is consistent with the guidance in ASC 230-10-45-8, which indicates that net presentation is appropriate “where turnover is quick, the amounts are large, and the maturities are short”.

Note 2. Inventories, page 22

7. We note your change during the fourth quarter of fiscal 2012 in your method of accounting for inventory from the retail inventory method to the weighted average cost (WAC) method because you believe it provides better matching of revenues and expenses. We also note your change during the fourth quarter of fiscal 2011 in your method of accounting for inventory from the LIFO retail inventory method (RIM) to the FIFO RIM because you believed it provided better matching of revenues and expenses. In this regard, please explain why you could not determine the impact and retroactively apply your fiscal 2012 change to the WAC method. Please also tell us why the change to WAC resulted in lower cost of sales than would have resulted had you remained on FIFO RIM. In this regard, please specially address the accuracy of your cost compliment calculation as determined in applying the FIFO RIM method. Also tell us the facts and circumstances that caused you to change your inventory method 2 years in a row as opposed to moving from LIFO RIM to the WAC method. Finally, please tell us what consideration was given to including a discussion of your consecutive changes in accounting for inventory within Management’s Discussion and Analysis of Financial Condition and Results of Operation noting pre-tax income for both fiscal 2012 and fiscal 2011 would have been lower had you not changed your policy for accounting for inventory.

Response:

Explain why you could not determine the impact and retroactively apply your fiscal 2012 change to the WAC Method?  ASC 250-10-45-5 through 45-8, require the Company to retrospectively adjust its financial statements as of the earliest date for which it is practicable to determine the cumulative effect of applying a change in accounting principle. The Company qualifies as a smaller reporting company under SEC rules and regulations and therefore is only required to present financial statements for the two most recent fiscal years.  ASC 250-10-45-9 specifies the conditions under which applying the effect of a change in accounting principle retrospectively is deemed impracticable.  One of those conditions, specified in paragraph 45-9c, is “Retrospective application requires significant estimates of amounts, and it is impossible to distinguish objective information about those estimates that both: 1) provides evidence of circumstances that existed on the date(s) at which those amounts would be recognized, measured, or disclosed under retrospective application; and 2) would have been available when the financial statements for that prior period were issued.”  Accordingly, the Company determined that it was impracticable to retrospectively apply the WAC method to fiscal year 2011 as the Company’s fiscal year 2011 store physical inventories did not include weighted average cost information.

Why the change to WAC resulted in lower cost of sales than would have resulted had you remained on FIFO RIM?    The Company notes that the change to WAC resulted in a lower cost of sales compared to the amount determined under FIFO RIM primarily in the Consumables and Commodities category.  This is the result of the Company’s new partnership with Associated Wholesale Grocers, Inc. (“AWG”).   As the Company disclosed, this partnership with AWG was announced on November 29, 2010 (the fourth quarter of fiscal year 2011).  Fiscal 2012 represented the first full fiscal year of the partnership and the acquisition cost of merchandise from AWG was lower than with previous suppliers.

Specially address the accuracy of your cost compliment calculation as determined in applying the FIFO RIM method.   The Company viewed the LIFO RIM To FIFO RIM change and the change from FIFO RIM to the WAC method as two independent events.  The Company believed the FIFO method was a preferable inventory costing methodology as it better reflected current and future operations with respect to the sourcing of merchandise, more accurately reflected the current value of our inventory presented in our consolidated balance sheet, and provided a better matching of cost of goods sold with revenue. Accordingly, we made this change in method of accounting in FY 11.  Given the inherent estimations involved with the RIM method, management obtained additional data in FY 12 which enabled the Company to change the FIFO method from RIM to WAC.  Ultimately, the Company believes the FIFO WAC is the most accurate inventory costing methodology.

Tell us the facts and circumstances that caused you to change your inventory method 2 years in a row as opposed to moving from LIFO RIM to the WAC method.  The Company viewed the LIFO RIM to FIFO RIM change and the change from FIFO RIM to the WAC method as two independent events.

New senior financial management joined the Company in the fall of fiscal year 2011, and determined WAC to be a better method of inventory costing than LIFO RIM.  As previously discussed, the Company did not have a sufficient level of detailed data to make the change to the WAC method in fiscal year 2011 .  However, the Company did have sufficient data and enough time to enact the change from LIFO RIM to FIFO RIM.

Tell us what consideration was given to including a discussion of your consecutive changes in accounting for inventory within Management’s Discussion and Analysis of Financial Condition and Results of Operation noting pre-tax income for both fiscal 2012 and fiscal 2011 would have been lower had you not changed your policy for accounting for inventory.  As noted above, Management was unable to determine the impact on pre-tax income for fiscal 2011.  Management believes that its disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operation highlight the change in policy and that the change could not be retroactively applied to fiscal 2011:

The Company believes that adequate disclosure was provided in the Form 10-K for fiscal 2011 related to the change in LIFO RIM to FIFO RIM.  Specifically:

•           Per the Inventory section of the Critical Accounting Policies, the Company noted that we could not determine the impact of the change to the weighted average cost method prior to fiscal 2012, and therefore, could not retroactively apply the change.

•           Changes in gross margin for fiscal 2012 compared to fiscal 2011 highlight that $2.6 million of the increase is related to the change in method of accounting for inventory from the retail inventory method to the weighted average cost method.

Form 10-Q for the Quarterly Period Ended October 28, 2012

Item 1. Financial Statements

Note 9. Stock Repurchase, page 9

8. Reference is made to your December 7, 2012 investor call and your disclosure of the stock repurchase on page 9. In this regard, please address the following:

•           Please tell us what consideration was given to disclosing your receipt of a waiver for a fixed charge coverage ratio covenant that you had not yet achieved the required level for to allow for the repurchase of stock.

•           Please tell us what consideration was given to disclosing that the repurchase was funded by borrowings under your revolving loan credit agreement. Refer to the guidance in Item 303 of Regulation S-K and SEC Release No. 33-8350.

•           Please tell us and disclose your accounting treatment for the allocation of the amounts paid for treasury shares. See ASC 505-30.

Response:

•           Management  did not consider the bank waiver on the fixed charge coverage (“FCC”) ratio to be significant due to discussions we had with our Bank before the filing of the Form 10-Q on October 28, 2012.  The Bank was focused on liquidity and future availability rather than on the FCC ratio, and, in fact, prior to the receipt of this comment letter (although subsequent to the Stock Repurchase), the Bank has agreed to amend our Credit Agreement to completely eliminate the FCC ratio as a condition for future stock repurchases.  This amendment is complete and filed via an 8-K on February 12, 2013.  Additionally, we will plan to disclose the amendment as a subsequent event, and we will discuss the previous waiver in the filing of our fiscal 2013 Form 10-K.

•           The Company believed that the line items in the financing section of the cash flow statement showing the cash inflows from the revolving loan credit agreement and cash outflows related to the stock repurchase provided enough detail and was adequate disclosure for investors.  In future filings (including our fiscal 2013 Form 10-K) we will expand our disclosures in the Liquidity and Capital Resources section as follows:

•           The Company notes Item 303 to Regulation S-K and SEC Release No. 33-8350 which provides that “companies should consider enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in their financial statements, rather than recitation of the items in the cash flow statements.” The Company uses best efforts to comply with Regulation S-K and the additional guidance set forth in SEC releases.

The Company does prepare its filings with the intent of providing proper disclosure and analysis of the sources and uses of cash. When providing information on the source of cash used to repurchase stock, the Company believed that the line items in the financing section of the cash flow statement showing the cash inflows from the revolving loan credit agreement and cash outflows related to the stock repurchase provided enough detail and was adequate disclosure for investors.  After further considering Regulation S-K and the guidance provided in Release No. 33-8350 stated above, the Company has determined that in all future filings (including our fiscal 2013 Form 10-K) the Company will expand our disclosures in the Liquidity and Capital Resources section as follows:

Cash provided by financing activities for the 39 weeks ended October 28, 2012 was $1.4 which is primarily attributable to net borrowings under revolving loan credit agreement of $5.9 million partially offset by payments for repurchase of stock of $4.0 million.  As such, the stock repurchase was funded by an increase in the amount outstanding under the Company’s revolving loan credit agreement.

•           As disclosed on page 9 of the 3rd quarter Form 10-Q, during fiscal 2013 the Company repurchased shares of common stock and then subsequently retired all repurchased shares, which resulted in a decrease to additional paid-in capital.   While ASC 505-30 provides two options of how to account for retirements of repurchased shares, ARB 43 states that companies can also charge the excess entirely to additional paid-in capital.  Although this part of the guidance has not been reflected in the Codification, we believe that it continues to be applicable as the Codification was not intended to change current GAAP.  In future filings we will expand the disclosure that all of the shares were repurchased at market prices and that the Company’s policy is to apply the excess of purchase price over par to additional paid-in capital.

Feel free to contact me directly at (785) 263-3350 x164 if you have any questions or require additional information.

Sincerely,

/s/ Wayne S. Peterson
Wayne S. Peterson
Senior Vice President and
Chief Financial Officer
ALCO Stores, Inc.